

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 16, 2006

Mr. Alexander A. Arena
Group Chief Financial Officer
PCCW Limited
39th Floor, PCCW Tower
TaiKoo Place
979 King's Road
Quarry Bay, Hong Kong

> **Re: PCCW Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed May 11, 2006**
>
> **File No. 1-10119**

Dear Mr. Arena:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2005

Liquidity and Capital Resources
Debt Financing, page 77

1. Tell us and disclose if you comply with all debt financing covenants as of your balance sheet date and if you have obtained any waivers related to those covenants.

Contractual Obligations and Commerical Commitments, page 80

2. Tell us and disclose if your tabular presentation for contractual obligations includes your cash requirements for interest on your long-term debt.

Note 19 – Investment Properties, page F-58

3. We note that you utilize an independent valuation expert, CB Richard Ellis Limited, to assist in the determination of your investment properties fair value. While you are not required to make reference to this independent expert, when you do you should include the consents of the expert. If you decide to delete your reference to the independent valuation expert, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.

Note 45 – Post Balance Sheet Events, page F-112

4. Tell us and disclose what impact, if any, the expiration of the waiver relating to the compliance with the 25% minimum public float requirement for SUNDAY shares could have on your financial results of operations.

Note 48(h) – Revenue Recognition, page F-126

5. Tell us and disclose the basis for your change in accounting estimate for your expected customer relationship period from 20 years to 12 years for your up-front fees revenue. Further, it appears with your adoption of HKAS 18 on January 1, 2005 your recognition for up front fees over 12 years should be the same as your revenue recognition under US GAAP. Tell us why there is a difference for deferral of up-front fees in 2005 on your US GAAP reconciliation.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Kyle Moffatt, Branch Chief Accountant, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kyle Moffatt for

Larry Spirgel
Assistant Director